



BOUGHTON

File number 81005.1 Direct line 604.605.8339 email crendina@boughton.ca

August 22, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Received SEC
AUG 25 2008
Washington, DC 20549

Attention: Filings Desk

Dear Sir or Madam:

Re: Northtech Industries, Inc. A Nevada Corporation Share Offering Pursuant to Regulation A of the Securities Act 1933, as amended.

Please find enclosed for filing and review the revised Form 1-A documents including:

1. two copies bearing original signatures;
2. five additional conforming copies; and
3. a letter from the Issuer responding to SEC comments by the CEO.

Please address acknowledgement of receipt, any comment or question to the attention of the writer at this law firm. Email correspondence is preferred , please use the following address:

crendina@boughton.ca

All of which we trust you will find in order.

Very truly yours,
Boughton Law Corp.
Per Charles Rendina Law Corp

Charles F. Rendina

CFR/cfr
Enclosures

BOUGHTON LAW CORPORATION
Suite 700, 595 Burrard Street • P.O. Box 49290 • Vancouver, BC V7X 1S8 • Ph 604.687.6789 • F 604.683.5317
410 Hawkins Street • Whitehorse, Yukon • Y1A 1X8 • Ph 867.456.7811 • F 867.668.6928
E lawyers@boughton.ca • boughton.ca

MERITAS LAW FIRMS WORLDWIDE

330875.1

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC, 20549

Attention: Mr. John Reynolds, Assistant Director
               Mr. Tom Kluck

Dear Sir or Madam

Re: Northtech Industries, Inc.
        Amended Offering Statement on Form 1-A
        Originally Filed May 2, 2007
        File Number 24-10179

Please find attached our Amended Offering Statement on Form 1-A revised to conform to the comment letter you provided on May 30, 2008. Thank you for the assistance with making this a better document. We will reply to your comments in the order they were made.

General

Exhibits: we have attached the following exhibits:
A.   Charter and Bylaws;
B.   Subscription Agreement; and
C.   Consent of Accountant.
D.   Legal Opinion
E.   Services Agreement with PCS Millwork Inc.
None of the other exhibits set out in Form 1-A exist.

Cover Page

1.   Our company filed its initial Form 1-A with the State of Washington which assigned a File No, 700138879 to the submission. Washington State requires that sales persons of an issuer be registered. In the case where sales persons will not receive commission, as is the case in this offering, the registration process consists of filing a Form-U-4 and paying a $40.00 fee. Mr. Jensen is preparing his Form for submission. The offering will not be qualified in Washington State until this Form has been duly filed and accepted.

Risk Factors, page 11

2.   We have clarified in the risk factor and where appropriate throughout the document the percentage of our business that is generated through PCS. The PCS marketing relationship currently produces 60% of Millwork Pro's installation sales, while the remaining 40% of our revenues are driven from internal marketing programs.

Business and Properties, page 18

Item 3(e), page 23

3.   In response to comment 3 there is no back- log of orders. The reference to advances on sales has been expanded and, we trust, clarified by modifying paragraph 39(b) as follows:

Millwork Pro receives advances through a line of credit and billing arrangement with PCS Millwork. These advances are shown on the books of the Company as a debt.

If the volume of sales is less than expenses in a given month, PCS Millwork has loaned money to the Company interest free. The amount advanced is equal to Millwork Pro's monthly losses if losses occur. The advances are made twice monthly at the same time as payroll is paid to employees.

PCS Millwork bills and collects the accounts for Millwork Pro even for customers that do not purchase PCS Millwork products. If the Company's revenues exceed its expenses in a given month, PCS Millwork is free to take some or all of the excess funds to reduce the debt. It is expected that the debt will be repaid out of increased future sales revenue by the Company or by another form of financing in the future. As of December 31, 2007, the balance of these advances was $245,292.

This line of credit agreement is not reduced to writing. Management believes the funds are firm for as long as a) Millwork Pro suffers losses b) Millwork Pro doesn't have other sources of capital c) Millwork Pro has a business development relationship with PCS Millwork. If PCS Millwork is unwilling or unable to provide this line of credit to the Company and if the Company is unable to find other sources of financing or investment the Company may not be able to sustain its business and investors could lose some or all of their investment.

4.   Please see response to comment number 3 above.

<u>Item 3(g), page 23</u>

5.   We have disclosed PCS agrees to rent office space to Millwork Pro. It agrees to rent 200 square feet of office space and provide storage of equipment and material at the PCS warehouse at 18715 141st Avenue Northeast, Woodinville, WA 98072. The monthly rental fee if $500. The rental of the office space can be cancelled at any time with 30 days written notice. Sales and office support staff work out of this office facility while the installation crew work on customer job sites

<u>Item 3(k), page 24</u>

6.   We have disclosed that as of July of 2008 the Company has no acquisition targets and has not entered into any negotiations or letters of intent. We have identified potential target acquisitions, but have not yet performed any due diligence or begun negotiations. We have no immediate expansion plans beyond growing our current operations.

<u>Offering Price Factors, page 26</u>

<u>Item 7(a), page 26</u>

7.   We have disclosed in item 7(a) the price per share in this offering is $0.10.

8.   We have revised the Use of Proceeds section to be consistent with the percentages used in the Capitalization table, being 100%, 50%, and 10%.

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 49</u>

9.   We have modified the last sentence under the revenue recognition policy to further explain and clarify our policy in accordance with SOP 81-1.

<u>Note 5 – Exchange of Stock, page 52</u>

10.   We have added the following disclosure to Item 3(a) to clarify the acquisition of operations from the PCS installation division by Millwork Pro:

Millwork Pro, Inc acquired its operations from PCS Millwork the largest customer of Northtech. PCS Millwork had been operating an installation division at loss for three years. These losses were approximately $3 million dollars. PCS Millwork was on the verge of closing the division. Rather than wind up the division, the operations consisting of, contracts for future work, approximately 20 employees, tools and a van which was fully depreciated, were given to Millwork Pro for no consideration. Lorend Perrigo is the sole shareholder of PCS Millwork. He was the majority shareholder in Millwork Pro. The decision was taken to start this new operation based on the belief that a focused management staff and better marketing could make the operations profitable. The company under its current management has reduced annual losses from approximately $1million dollars to under $250,000.

There is no agreement in writing between PCS Millwork Inc. and Millwork Pro for the acquisition of operations as there was no consideration paid and no assets assumed with any book value.

Note 8 – Related Party Transaction, page 52

11.   We have modified paragraphs 3 and 4 to describe how Millwork Pro acquired its operations from PCS Millwork. In order to better present the lending arrangement with PCS Millwork in the Company's financial statements, we have made the following adjustments. On the Company's Balance Sheet, we have changed the caption from "Accounts Payable, PCS Millwork" to "Advances from PCS Millwork", on the Cash Flow Statement, we have removed the "Accounts Payable – PCS Millwork " line out of the operating activities and added the line "Net advances from PCS Millwork" to the cash flows from financing activities.

Management's Discussion and Analysis, page 55

12.   We have expanded the disclosure in this area which we trust meets your approval. We included some financial analysis and a summary of significant accounting policies.

13.   We have amended Item 49 to reflect a gross margin of -3.6% for the year ended December 31, 2007. We have added a Gross Loss line item to the Statement of Operations to reflect this figure. Gross Loss is calculated by total revenues, minus wages, subcontractor costs, insurance, payroll taxes, employee benefits, and automobile expenses.

Other Regulatory

14.   The Consent of Independent Accountant has been updated and dated August 13, 2008 to include consolidated financial statement for the year ended December 31, 2008 in addition to consolidated financial statements for the six months ended June 30, 2008..

Exhibits

15.   We have removed the last sentence of the second paragraph in response to your comments.

16.   We have updated the opinion letter dated August 22, 2008, the date which we
       · submitted Amendment No. 3 of this Form 1/A.

Please feel free to contact the Company our legal counsel or accountants if you require further clarification.

Yours truly
Northtech Industries Inc.
per



Mark Jensen
President and CEO
August 22, 2008